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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
                                 (Rule 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                     ALLIED RISER COMMUNICATIONS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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                  7.50% CONVERTIBLE SUBORDINATED NOTES DUE 2007
                         (Title of Class of Securities)
                              CUSIP NO. 019496 AA 6
                              CUSIP NO. 019496 AB 4
                     (CUSIP Numbers of Class of Securities)

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                             MICHAEL R. CARPER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                     ALLIED RISER COMMUNICATIONS CORPORATION
                         1700 PACIFIC AVENUE, SUITE 400
                               DALLAS, TEXAS 75201
                                 (214) 210-3000
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

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                                   Copies to:

                              KATHLEEN R. MCLAURIN
                                JAMES E. O'BANNON
                           JONES, DAY, REAVIS & POGUE
                             2727 N. HARWOOD STREET
                               DALLAS, TEXAS 75201
                                 (214) 220-3939

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The transaction to which the statement relates is an issuer tender offer subject to Rule 13e-4.


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                             INTRODUCTORY STATEMENT

         Allied Riser Communications Corporation ("Allied Riser"), a Delaware corporation, hereby amends and supplements its Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed on May 11, 2001, with respect to Allied Riser's offer to purchase any and all of its 7.50% Convertible Subordinated Notes Due 2007 (the "Notes") at a purchase price of $280 per $1,000 principal amount of Notes, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") which, as such documents may be amended or supplemented from time to time, together constitute the "Offer". Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule TO.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS.

         The paragraph under the caption "Source and Amount of Funds" on page 26 of the Offer to Purchase is hereby amended by adding the following sentence to the end thereof:

"At the present time, Allied Riser has no reason to believe that the funds necessary to purchase the Notes in the Offer will not be available from cash on hand. However, Allied Riser does not currently have in place any alternative financing plans if those funds are not available as anticipated."

ITEM 11.  ADDITIONAL INFORMATION.

         The last paragraph under the caption "Incorporation of Information by Reference" on page 6 of the Offer to Purchase is hereby amended to read in its entirety as follows:

         "We undertake no obligation to make any revision to the forward-looking statements contained in this document or to update them to reflect events or circumstances occurring after the date of this document unless we reasonably determine that such events or circumstances would be material to a decision by you as to whether to tender your Notes in the Offer, in which case information about such events or circumstances will be publicly disseminated to holders of the Notes."

         The first paragraph under the caption "Conditions to the Offer" on page 21 of the Offer to Purchase is hereby amended to read in its entirety as follows:

         "Notwithstanding any other provision of this Offer, we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for the Notes tendered, subject to the rules under the Exchange Act if, prior to the Expiration Date, any of the following events has occurred (or has been determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the Offer or with acceptance for payment:"

         Paragraph (c)(v) under the caption "Conditions to the Offer" on page 22 of the Offer to Purchase is hereby amended to read in its entirety as follows:

         "(v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;"


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         The last paragraph under the caption "Conditions to the Offer" on page
22 of the Offer to Purchase is hereby amended to read in its entirety as follows:

         "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time prior to the Expiration Date in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed on ongoing right that may be asserted at any time and from time to time prior to the Expiration Date (except for those conditions dependent on the receipt of necessary governmental approvals, which survive the Expiration Date). In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties."

         The third full paragraph of page 4 of the Letter of Transmittal is hereby amended to read in its entirety as follows:

         "The undersigned agrees to all the terms of the Offer."


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2001            ALLIED RISER COMMUNICATIONS CORPORATION



                               By:  /s/ Gerald K. Dinsmore
                                    -------------------------------------------
                                    Name:   Gerald K. Dinsmore
                                    Title:  Chairman, Chief Executive Officer
                                            & President